UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Intended Delisting and Cancellation of Ordinary Shares from Trading on AIM

On September 21, 2020, Verona Pharma plc (the "Company") announced (the “AIM Delisting Announcement”) its intention to cancel the admission to trading of the Company’s ordinary shares on AIM (the "AIM Delisting"). The Company provided the requisite 20 business days' notice of the intended AIM Delisting. The Company intends that the last day of trading of the Company’s Ordinary Shares on AIM will be October 29, 2020, and the proposed AIM Delisting will be effective from 7.00 am London time on October 30, 2020. In connection with the AIM Delisting Announcement, the Company published a set of frequently asked questions (“FAQs”) about the AIM Delisting on the investor relations section of its website.

The AIM Delisting Announcement and the FAQs are furnished herewith as Exhibits 1 and 2, respectively, to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements. All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the intended AIM Delisting.

These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: the impact of the COVID-19 pandemic on our operations, the continuity of our business and general economic conditions; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like COVID-19. These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, Report on Form 6-K filed with the SEC on April 30, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report. Any such forward-looking statements represent management's estimates as of the date of this Report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description
1	AIM Delisting Announcement
2	AIM Delisting Frequently Asked Questions

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: September 22, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel